UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

AMENDMENT NO. 7*

Axovant Sciences Ltd.

(Name of Issuer)

Common Shares, $0.00001 par value per share

(Title of Class of Securities)

G0750W104

(CUSIP Number)

Andrew Genser General Counsel 55 Railroad Avenue Greenwich, Connecticut 06830 203-863-7050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 10, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  G0750W104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Viking Global Investors LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	0%

14.	Type of Reporting Person (See Instructions)	PN

CUSIP No.  G0750W104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Viking Global Performance LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	0%

14.	Type of Reporting Person (See Instructions)	OO

CUSIP No.  G0750W104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Viking Global Equities LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	0%

14.	Type of Reporting Person (See Instructions)	PN

CUSIP No.  G0750W104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Viking Global Equities II LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	0%

14.	Type of Reporting Person (See Instructions)	PN

CUSIP No.  G0750W104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). VGE III Portfolio Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	0%

14.	Type of Reporting Person (See Instructions)	CO

CUSIP No.  G0750W104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Viking Global Equities Master Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	0%

14.	Type of Reporting Person (See Instructions)	CO

CUSIP No.  G0750W104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Viking Long Fund GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	0%

14.	Type of Reporting Person (See Instructions)	OO

CUSIP No.  G0750W104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Viking Long Fund Master Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	0%

14.	Type of Reporting Person (See Instructions)	CO

CUSIP No.  G0750W104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Viking Global Opportunities GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	0%

14.	Type of Reporting Person (See Instructions)	OO

CUSIP No.  G0750W104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Viking Global Opportunities Portfolio GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	0%

14.	Type of Reporting Person (See Instructions)	OO

CUSIP No.  G0750W104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Viking Global Opportunities Illiquid Investments Sub-Master LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	0%

14.	Type of Reporting Person (See Instructions)	PN

CUSIP No.  G0750W104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). O. Andreas Halvorsen

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	0%

14.	Type of Reporting Person (See Instructions)	IN

CUSIP No.  G0750W104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). David C. Ott

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	0%

14.	Type of Reporting Person (See Instructions)	IN

CUSIP No.  G0750W104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Rose S. Shabet

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	0%

14.	Type of Reporting Person (See Instructions)	IN

EXPLANATORY NOTE

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 7 to the Schedule 13D amends certain items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 13, 2016 (the “Schedule 13D”) relating to the Common Shares, $0.00001 par value per share (the “Common Shares”), of Axovant Sciences Ltd. (the “Issuer”). This Amendment No. 7 to the Schedule 13D constitutes an exit filing for the Reporting Persons. Due to changes in the internal governance of Roivant Sciences Ltd. (“Roivant”) relating to Roivant’s dispositive power over the Common Shares, the Reporting Persons are no longer deemed to beneficially own the Common Shares directly owned by Roivant. Roivant’s ownership of the Issuer’s Common Shares remains unchanged and this filing is not being made as a result of the purchase or sale of Common Shares of the Issuer by any party, including the Reporting Persons. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in the Explanatory Note is hereby incorporated herein by reference.

Item 4. Purpose of Transaction

The information set forth in the Explanatory Note is hereby incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

The information set forth in the Explanatory Note is hereby incorporated herein by reference.

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

“On July 10, 2019, the board of directors of Roivant adopted changes to Roivant’s internal governance concerning the disposition of the Common Shares and other matters relating to oversight of Roivant’s business and governance. Following the amendments adopted on July 10, 2019, disposition of the Common Shares requires either the approval of a majority of Roivant’s board, including (i) at least two directors meeting certain independence criteria (each, an “Independent Director” and, collectively, the “Independent Directors”) or, (ii) if there is only one Independent Director, that sole Independent Director. Andrew Lo and Patrick Machado are currently Independent Directors of Roivant. However, the vote of a majority of Roivant’s shareholders holding 5% or more of Roivant’s shares (other than Vivek Ramaswamy) may override certain decisions of Roivant’s board of directors, including with respect to dispositions of Common Shares. As a result of these changes, the Reporting Persons and other major shareholders of Roivant no longer have the individual right to veto dispositive decisions of Roivant’s board of directors regarding disposition of the Common Shares, and so have ceased to have beneficial ownership of the Common Shares directly owned by Roivant.”

Item 5(e) of the Schedule 13D is hereby amended and restated as follows:

“On July 10, 2019, each of the Reporting Persons ceased to the beneficial owner of more than five percent of the Common Shares.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in the Explanatory Note is hereby incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of our knowledge,the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2019

By:/s/ O. Andreas Halvorsen

By: O. Andreas Halvorsen - individually and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES LP, VIKING GLOBAL EQUITIES II LP, VGE III PORTFOLIO LTD. and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of Viking Global Partners LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP

By: /s/ David C. Ott

By: David C. Ott - individually and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES LP, VIKING GLOBAL EQUITIES II LP, VGE III PORTFOLIO LTD. and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of Viking Global Partners LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP

By: /s/ Rose S. Shabet

By: Rose S. Shabet - individually and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES LP, VIKING GLOBAL EQUITIES II LP, VGE III PORTFOLIO LTD. and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of Viking Global Partners LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP